AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-5426
Branch 18

06039600



June 20, 2006

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Transfer Order** in *Marvin Hunt,, et al. v. INVESCO Funds Group, Inc., et al* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth



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# Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

## *DOCKET NO. 1586*

## *BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION*

## *IN RE MUTUAL FUNDS INVESTMENT LITIGATION*

***Marvin Hunt, et al. v. Invesco Funds Group, et al.*, S.D. Texas, C.A. No. 4:04-2555**

## *BEFORE WM. TERRELL HODGES, CHAIRMAN, JOHN F. KEENAN, D. LOWELL JENSEN, J. FREDERICK MOTZ,* ROBERT L. MILLER, JR., KATHRYN H. VRATIL AND DAVID R. HANSEN, JUDGES OF THE PANEL*

## *TRANSFER ORDER*

Presently before the Panel is a motion by plaintiffs in this action, pursuant to Rule 7.4, R.P.J.P.M.L., 199 F.R.D. 425, 435-36 (2001), to vacate the Panel's order conditionally transferring the action to the District of Maryland for inclusion in the Section 1407 proceedings occurring there in this docket. Defendants[1] favor inclusion of this action in MDL-1586 proceedings.

On the basis of the papers filed and hearing session held, the Panel finds that this action shares sufficient questions of fact with actions in this litigation previously transferred to the District of Maryland. Transfer of the action to that district for inclusion in the coordinated or consolidated pretrial proceedings occurring there will serve the convenience of the parties and witnesses and promote the just and efficient conduct of this litigation. The Panel further finds that transfer of this action is appropriate for reasons expressed by the Panel in its original order directing centralization in this docket. In that order, the Panel held that the District of Maryland was a proper Section 1407 forum for actions arising out of allegations of market timing and/or late trading in the mutual fund industry. *See In re Mutual Funds Investment Litigation,* 310 F.Supp.2d 1359 (J.P.M.L. 2004).

---

* Judge Motz took no part in the decision of this matter.

[1] Invesco Funds Group, Inc., and Invesco Distributors, Inc.; and AIM Advisors, Inc., and AIM Distributors, Inc.

IT IS THEREFORE ORDERED that, pursuant to 28 U.S.C. § 1407, this action is transferred to the District of Maryland and, with the consent of that court, assigned to the Honorable J. Frederick Motz, Andre M. Davis, and Catherine C. Blake for inclusion in the coordinated or consolidated pretrial proceedings occurring there in this docket.

FOR THE PANEL:

Wm. Terrell Hodges
Chairman